Exhibit 99.35

CONSENT OF SCOTT HEFFERNAN

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp.

/s/ Scott Heffernan
By: Scott Heffernan, M.Sc., P.Geo.

Dated: March 24, 2020